UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 17, 2010
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-161634) and our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended
Commission file number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑            Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐           No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐           No: ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐           No: ☑

Enclosures:	Unaudited condensed consolidated financial statements as of September 30, 2010 and December 31, 2009 and for each of the nine month periods ended September 30, 2010 and 2009, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Prepared in accordance with US GAAP

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)
Sales and other income	3,821	2,628

Product sales	3,791	2,548
Interest, dividends and other	30	80

Cost and expenses	3,624	3,440

Production costs	1,877	1,593
Exploration costs	157	91
Related party transactions	(13)	(12)
General and administrative	150	109
Royalties	96	60
Market development costs	9	9
Depreciation, depletion and amortization	514	443
Impairment of assets (see note D)	32	16
Interest expense	102	91
Accretion expense	16	13
Employment severance costs	14	9
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other (see note F)	33	(62)
Non-hedge derivative loss and movement on bonds (see note G)	637	1,080

Income/(loss) from continuing operations before income tax and equity income in affiliates	197	(812)

Taxation (expense)/benefit (see note H)	(127)	47

Equity income in affiliates	48	66

Net income/(loss)	118	(699)

Less: Net income attributable to noncontrolling interests	(36)	(26)

Net income/(loss) — attributable to AngloGold Ashanti	82	(725)

Income/(loss) per share attributable to AngloGold Ashanti common stockholders: (cents) (see note J)

Net income/(loss)
Ordinary shares	22	(202)
E Ordinary shares	11	(101)
Ordinary shares — diluted	22	(202)
E Ordinary shares — diluted	11	(101)

Weighted average number of shares used in computation
Ordinary shares	364,236,067	355,460,005
E Ordinary shares — basic and diluted	3,305,316	3,894,634
Ordinary shares — diluted	365,394,902	355,460,005

Dividend declared per ordinary share (cents)	18	13
Dividend declared per E ordinary share (cents)	9	7

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
Prepared in accordance with US GAAP

	At September 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
ASSETS
Current assets	2,734	2,758

Cash and cash equivalents	1,338	1,100
Restricted cash	12	12
Receivables	229	206

Trade	53	45
Recoverable taxes, rebates, levies and duties	74	82
Related parties	4	5
Other	98	74

Inventories (see note C)	748	663
Materials on the leach pad (see note C)	83	40
Derivatives	65	330
Deferred taxation assets	258	333
Assets held for sale	1	74

Property, plant and equipment, net	5,687	5,454
Acquired properties, net	829	831
Goodwill and other intangibles, net	189	180
Derivatives	1	5
Other long-term inventory (see note C)	26	26
Materials on the leach pad (see note C)	313	324
Other long-term assets (see note M)	1,084	1,022
Deferred taxation assets	1	62

Total assets	10,864	10,662

LIABILITIES AND EQUITY
Current liabilities	1,963	4,475

Accounts payable and other current liabilities	611	607
Derivatives	1,051	2,525
Short-term debt (see note E)	268	1,292
Tax payable	33	42
Liabilities held for sale	—	9

Other non-current liabilities	58	163
Long-term debt (see note E)	2,517	667
Derivatives	136	176
Deferred taxation liabilities	1,169	1,171
Provision for environmental rehabilitation	418	385
Provision for labor, civil, compensation claims and settlements	32	33
Provision for pension and other post-retirement medical benefits	158	147
Commitments and contingencies	—	—

Equity	4,413	3,445

Common stock

Share capital - 600,000,000 (2009 - 600,000,000) authorized common stock of 25 ZAR cents each. Stock issued 2010 - 380,966,077 (2009 - 362,240,669)	13	12

Additional paid in capital	8,653	7,836
Accumulated deficit	(3,899)	(3,914)
Accumulated other comprehensive income (see note K)	(520)	(654)
Other reserves	37	37

Total AngloGold Ashanti stockholders’ equity	4,284	3,317
Noncontrolling interests	129	128

Total liabilities and equity	10,864	10,662

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared in accordance with US GAAP

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net cash provided by/(used) in operating activities	541	(51)

Net income/(loss)	118	(699)
Reconciled to net cash provided by/(used)in operations:

Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	48	(61)
Depreciation, depletion and amortization	514	443
Impairment of assets	32	16
Deferred taxation	97	(172)
Cash utilized for hedge book settlements	(1,550)	(797)
Movement in non-hedge derivatives and bonds	1,471	1,340
Equity income in affiliates	(48)	(66)
Dividends received from affiliates	104	82
Other non cash items	27	(36)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	25	14

Effect of changes in operating working capital items:
Receivables	(98)	(97)
Inventories	(126)	(137)
Accounts payable and other current liabilities	(73)	119

Net cash (used)/generated in investing activities	(1,268)	45

Increase in non-current investments	(120)	(61)
Additions to property, plant and equipment	(623)	(737)
Proceeds on sale of mining assets	67	900
Proceeds on sale of investments	62	56
Cash outflows from derivatives purchased	(670)	(102)
Loans receivable advanced	(7)	—
Change in restricted cash	23	(11)

Net cash generated by financing activities	916	421

Net repayments of debt	(1,318)	(2,708)
Issuance of stock	793	301
Share issue expenses	(16)	(6)
Net proceeds from debt	2,040	2,745
Debt issue costs	(34)	(14)
Cash (outflows)/inflows from derivatives with financing	(453)	153
Dividends paid to common stockholders	(67)	(45)
Dividends paid to noncontrolling interests	(29)	(5)

Net increase in cash and cash equivalents	189	415

Effect of exchange rate changes on cash	49	118

Cash and cash equivalents — January 1,	1,100	575

Cash and cash equivalents — September 30,	1,338	1,108

ANGLOGOLD ASHANTI LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(unaudited)
(In millions, except share information)

AngloGold Ashanti stockholders
				Accumulated other
		Common	Additional paid	comprehensive	Accumulated	Other	Noncontrolling
		stock	in capital	income	deficit	reserves	interests	Total
	Common stock	$	$	$	$	$	$	$

Balance — December 31, 2009	361,574,807	12	7,836	(654)	(3,914)	37	128	3,445

Net income					82		36	118

Translation gain				100			2	102
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax of $32 million				20				20
Net gain on available-for-sale financial assets arising during the period, net of tax of $nil million				18				18
Release on disposal of available-for-sale financial assets during the period, net of tax of $2 million				(4)				(4)

Other comprehensive income								136

Comprehensive income								254

Stock issues as part of equity offering (1)	18,140,000	1	772					773
Stock issues as part of Share Incentive Scheme	585,408	—	22					22
Stock issues in exchange for E Ordinary shares cancelled	—	—	12					12
Stock issues transferred from Employee Share Ownership Plan to exiting employees	95,253	—	4					4
Stock based compensation expense			7					7
Dividends					(67)		(37)	(104)

Balance — September 30, 2010	380,395,468	13	8,653	(520)	(3,899)	37	129	4,413

(1)	On September 16, 2010, AngloGold Ashanti announced the placement of 18,140,000 ordinary shares at an issue price of $43.50 per American Depositary Share (ADR) resulting in total net proceeds of $773 million.

ANGLOGOLD ASHANTI LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(unaudited)
(In millions, except share information)

AngloGold Ashanti stockholders
				Accumulated other
		Common	Additional paid	comprehensive	Accumulated	Noncontrolling
		stock	in capital	income	deficit	interests	Total
	Common stock	$	$	$	$	$	$

Balance — December 31, 2008	352,627,761	12	7,502	(1,148)	(3,044)	84	3,406

Net (loss)/income					(725)	26	(699)

Translation gain				367		4	371
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax of $33 million				78		1	79
Net loss on cash flow hedges, net of tax of $1 million				—			—
Hedge ineffectiveness on cash flow hedges, net of tax of $nil million				3			3
Net gain on available-for-sale financial assets arising during the period, net of tax of $1 million				32			32
Realized loss in earnings on available-for-sale financial assets arising during the period, net of tax of $nil million				12			12

Other comprehensive income							497

Comprehensive income							(202)

Stock issues as part of equity offering (1)	7,624,162	—	280				280
Stock issues as part of Share Incentive Scheme	894,332	—	22				22
Stock issues in exchange for E Ordinary shares cancelled	1,181	—	2				2
Stock issues transferred from Employee Share Ownership Plan to exiting employees	44,757	—	2				2
Stock based compensation expense			17				17
Dividends					(45)	(5)	(50)

Balance — September 30, 2009	361,192,193	12	7,825	(656)	(3,814)	110	3,477

(1)	On September 1, 2009, AngloGold Ashanti announced the placement of 7,624,162 ordinary shares at an issue price of $37.25 per ADR resulting in total net proceeds of $280 million.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.
The balance sheet as at December 31, 2009 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.
For further information, refer to the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and as at December 31, 2009 and 2008 and footnotes thereto included in the Company’s Form 6-K dated August 11, 2010.
Note B. Accounting developments
Recently adopted pronouncements
Amendments and technical corrections to various codification topics
In February 2010, the Financial Accounting Standards Board (“FASB”) updated Accounting Standards Codification (“the Codification” or “ASC”) guidance which contains amendments and technical corrections to certain Codification topics. While the guidance does not significantly alter US GAAP, it may result in limited change to existing practice.
The clarifications of the guidance on embedded derivatives and hedging are effective for fiscal years beginning after December 15, 2009. The adoption of the updated guidance had no impact on the Company’s financial statements.
Distributions to shareholders
In January 2010, the FASB ASC guidance for accounting for distributions to shareholders with components of stock and cash was updated to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in aggregate is considered a share issuance that is reflected in EPS prospectively. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, and should be applied retrospectively to all prior periods. The adoption of the updated guidance had no impact on the Company’s financial statements.
Fair value measurements
In January 2010, the FASB ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). The updated guidance further clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either Level 2 or Level 3. The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of the updated guidance had no material impact on the Company’s financial statements. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note B. Accounting developments (continued)
Recently adopted pronouncements (continued)
Variable interest entities
In June 2009, the FASB ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of this guidance had no impact on the Company’s financial statements.
Subsequent events
In May 2009, the FASB updated the ASC guidance for subsequent events to establish general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB amended the ASC guidance for subsequent events. As a result, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements. This change for SEC registrants was effective immediately. The adoption of the updated guidance had no impact on the Company’s financial statements.
Recently issued pronouncements
Disclosures about the credit quality of financing receivables and the allowance for credit losses
In July 2010, the FASB issued guidance to address concerns about the sufficiency, transparency, and robustness of credit risk disclosures for financing receivables and the related allowance for credit losses. The guidance requires that entities disclose information at disaggregated levels. The expanded disclosures include roll-forward schedules of the allowance for credit losses and information regarding the credit quality of receivables as of the end of a reporting period. Certain financing receivables that were modified during a reporting period and those that were previously modified and have re-defaulted require enhanced disclosures.
The new disclosure requirements apply to all entities that have lending arrangements in the form of receivables or a lessor’s right to lease payments (other than operating leases), although disclosures for trade accounts receivable with a contractual maturity of one year or less are exempt. For public entities, the new disclosures are required for interim and annual periods ending on or after December 15, 2010, although the disclosures of reporting period activity (i.e., allowance roll-forward and modification disclosures) are required for interim and annual periods beginning on or after December 15, 2010. The Company is currently assessing the impact of the guidance on the Company’s financial statements.
Compensation — stock compensation
In April 2010, the FASB issued guidance for stock compensation. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The guidance also clarifies that disclosures currently required are applicable to a share-based payment award, including the nature and terms of share-based payment arrangements. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments will be applied prospectively. A cumulative-effect adjustment will be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note C. Inventories

	At September 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
The components of inventory consist of the following:

Short-term
Metals in process	167	115
Gold on hand (doré/bullion)	67	75
Ore stockpiles	286	227
Uranium oxide and sulfuric acid	51	34
Supplies	260	252

	831	703
Less: Heap leach inventory(1)	(83)	(40)

	748	663

(1)	Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

	At September 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
Long-term
Metals in process	313	324
Ore stockpiles	25	25
Supplies	1	1

	339	350
Less: Heap leach inventory(1)	(313)	(324)

	26	26

(1)	Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note D. Impairment of assets
Impairments are made up as follows:

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
South Africa

Impairment of Tau Lekoa (1)	8	—
Write-off of mining assets at Savuka	9	—

Continental Africa

Write-off of tailings storage facility at Iduapriem	8	—
Write-off of vehicles and heavy mining equipment at Geita	4	—
Write-off of oxide treatment plant at Obuasi	—	4

Americas

Write-off of mining assets at Serra Grande	3	—

Other

Impairment of B2Gold available for sale marketable equity security	—	12

	32	16

(1)	This impairment loss was recorded to write-down the long-lived assets to fair value less costs to sell as at June 30, 2010. The sale of Tau Lekoa was concluded effective August 1, 2010.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note E. Debt
The Company’s outstanding debt include:
Debt carried at amortized cost
Rated bonds
On April 22, 2010, the Company announced the pricing of an offering of 10-year and 30-year notes. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually. Details of the rated bonds are summarized as follows:

	At September 30, 2010
			Unamortized	Accrued	Total carrying
	Coupon rate	Total offering	discount	interest	value
	%	(in US Dollars, millions)

10-year unsecured notes	5.375	700	(1)	16	715
30-year unsecured notes	6.500	300	(5)	8	303

		1,000	(6)	24	1,018

Loan facilities
During the second quarter of 2010, the Company repaid and cancelled the 2009 Term Facility ($250 million) and the $1.15 billion syndicated loan facility and also cancelled the 2009 Revolving Credit Facility of $250 million (which was undrawn). In addition to issuing the 10-year and 30-year notes above, the Company entered into a new $1.0 billion four year revolving credit facility, expiring in April 2014, to replace these facilities. The cancellation of these debt facilities resulted in a one-off charge to earnings of $8 million related to accelerated amortization of fees.
Details of the revolving credit facility are summarized as follows:

	At September 30, 2010
	Interest	Commitment	Total	Undrawn	Total drawn
	rate (1)	fee (2)	facility	facility	facility
	%	%	(in US Dollars, millions)

$1.0 billion revolving credit facility	LIBOR + 1.75	0.7	1,000	1,000	—

			1,000	1,000	—

(1)	Outstanding amounts bear interest at a margin over the London Interbank Offered Rate (“LIBOR”).

(2)	Commitment fees are payable quarterly in arrears on the undrawn portion of the facility.
Firstrand Bank Limited short-term loan
On September 29, 2010 the Company entered into a $222 million short-term loan with Firstrand Bank Limited to fund, in part, the cost of the hedge book close out and in order to preserve undrawn US dollar facilities. Interest is charged at 6.75 percent per annum. The loan is repayable on November 2, 2010 and is ZAR based.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note E. Debt (continued)
Debt carried at amortized cost (continued)
Convertible bonds
The issue of convertible bonds in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent was concluded on May 22, 2009. These bonds are convertible into American depositary shares (“ADSs”) of AngloGold Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.
The Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability with subsequent changes in fair value recorded in earnings each period. The total fair value of the derivative liability on May 22, 2009 (date of issue) amounted to $142.2 million. The difference between the initial carrying value and the stated value of the convertible bonds is being accreted to interest expense using the effective interest method over the 5 year term of the bonds.
The convertible bonds and associated derivative liability (which has been accounted for separately) are summarized as follows:

	At September 30,	At December 31,
	2010	2009
	(unaudited)
	(In US Dollars, millions)
Convertible bonds
Total outstanding at end of period (principal)	626	607
Accrued interest on convertible bonds at end of period	9	2

Total outstanding (including unpaid interest) at end of period	635	609

Convertible bond derivative liability
Balance at beginning of period	175	142
Non-hedge derivative (gain)/loss on convertible bonds	(40)	33

Balance at end of period	135	175

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note E. Debt (continued)
Debt carried at fair value
Mandatory convertible bonds
In September 2010, the Company issued mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted after the reporting date. These bonds are convertible into a variable number of shares ranging from 18,140,000 at a share price equal to or lesser than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture.
The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The FASB ASC guidance contains an election for the Company to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument. The shareholders have authorized that the convertible bonds will be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the Company has chosen to recognize the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognized may differ from the principal amount.
Other convertible bonds that have been issued by the Company will only be settled in equity if future events, outside of the control of the Company, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount and in those circumstances the liabilities are recognized at amortized cost.
In determining the fair value liability of the mandatory convertible bonds, the Company has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the Company is to recognize interest expense separately from the fair value adjustments in the income statement. Interest is recognized on the yield to maturity basis determined at the date of issue, which was 4.65 percent.
The contractual principal amount of the mandatory convertible bonds is $789 million provided the calculated share price of the Company is within the range of $43.50 to $54.375. If the calculated share price is below $43.50 the Company will recognize a gain on the principal amount and above $54.375 a loss. As at September 30, 2010, the actual share price was $46.24.
The total fair value of the mandatory convertible bonds on September 15, 2010 (date of issue) amounted to $819 million.
The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.
The mandatory convertible bonds are summarized as follows:

At September 30,
2010
(unaudited)
(In US Dollars, millions)
Mandatory convertible bonds
Total outstanding at fair value at end of period (principal)	842
Accrued interest on mandatory convertible bonds at end of period	1

Total outstanding (including unpaid interest) at end of period	843

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note F. Loss/(profit) on sale of assets, realization of loans, indirect taxes and other

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Mandatory convertible bonds underwriting and professional fees	26	—
Loss on disposal of land, equipment and assets in South Africa, Continental Africa and the Americas	15	1
Reassessment of indirect taxes payable in Continental Africa	11	—
Impairment of debtors	8	6
Mining contractor termination costs	1	—
Boddington royalty received	(2)	—
(Recovery)/loss on consignment stock	(5)	14
Profit on disposal of investments (see Note M)	(6)	—
Insurance claim recovery (1)	(15)	—
Profit on disposal of 33.33 percent joint venture interest in Boddington Gold Mine in Australia	—	(79)
Reassessment of indirect taxes payable in Brazil	—	(4)

	33	(62)

Taxation benefit/(expense) on above items	4	(12)

(1)	On May 22, 2009, an insurable event occurred at Savuka Gold Mine. The Company has recovered $42 million to date from its insurers. Amounts received during the nine months ended September 30, 2010 included:

Business interruption recoveries	(15)
Reimbursement of costs (included in Production costs)	(16)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note G. Non-hedge derivative loss and movement on bonds

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US dollars, millions)
Loss on non-hedge derivatives and movement on bonds	637	1,080

The net loss recorded in the nine months ended September 30, 2010 relates to the accelerated hedge book settlement, normal realized losses on non-hedge derivatives, the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities during the nine months ended September 30, 2010, and fair value movements on the mandatory convertible bonds, partially offset by the fair value gain of the conversion features of convertible bonds.

In September 2010, the Company concluded a concurrent offering of equity and three-year mandatory convertible bonds in order to, together with cash and drawings from credit facilities, fund the elimination of its gold hedge book. Loss on non-hedge derivatives includes $1,637 million relating to hedge book restructuring performed during September 2010. This loss mainly consists of accelerated cash settlement of derivative positions of $1,550 million.

Gold derivative liability positions to the value of $797 million were accelerated and cash settled in July 2009. Of these accelerated settlements, the majority, being $580 million, were previously designated as normal purchase and sale exempted (“NPSE”) contracts, which allowed them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts.

The hedge buy-back effected during July 2009 resulted in the re-designation of all contracts that were previously designated as normal purchase and sale exempted (“NPSE”) as non-hedge derivatives, which resulted in an increase in current non-hedge derivative liabilities and a consequential loss on non-hedge derivatives. These contracts are now accounted for at fair value on the balance sheet with changes in fair value accounted for in the income statement.

The effect of the NPSE re-designation in July 2009 and subsequent accounting for these contracts is stated below.

	At September 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
Liability at beginning of period	556	—
Non-hedge derivative losses recognized in respect of NPSE re-designation	—	543
Fair value movements (recorded in non-hedge derivative loss)	131	143
Realized settlements	(687)	(130)

Liability at end of period	—	556

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note H. Taxation
The net taxation expense in the nine months ended September 30, 2010 compared to a net benefit for the same period in 2009, constitutes the following:

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Charge for current taxation (1)	30	125
Charge/(benefit) for deferred taxation (2)	97	(172)

	127	(47)

Income/(loss) from continuing operations before income tax and equity income in affiliates (3)	197	(812)

(1)	Lower tax charge in 2010 includes tax benefits relating to prior years partially offset by an increase in foreign taxes.

(2)	The higher taxation in 2010 relates mainly to the reversal of deferred taxation assets on unrealized non-hedge derivative losses arising from the close out of the hedge book. The nine months ended September 30, 2009 includes deferred taxation benefits on unrealized non-hedge derivative losses of $191 million.

(3)	The higher tax charge for the nine months ended September 30, 2010 relative to earnings is mainly due to disallowable losses on the close out of the hedge book arising in non-taxable jurisdictions being partly negated by prior year taxation credits.
Uncertain taxes
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in US Dollars, millions)
Balance at January 1, 2010	149
Additions for tax positions identified in prior years	3
Reductions for tax positions identified in prior years	(119)
Translation	8

Balance as at September 30, 2010 (1)	41

(1)	Total unrecognized tax benefits which, if recognized, would affect the Company’s effective tax rate.

(in US Dollars, millions)
The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense.
Net reduction in interest recognized during the nine months ended September 30, 2010 amounted to:	(49)
Interest accrued as at September 30, 2010 amounted to:	7

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note I. Segment information
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2010, the Company’s Chief Operating Decision Maker, defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Navachab which was previously included with Southern Africa forms part of Continental Africa and North and South America have been combined into the Americas. Southern Africa (previously South Africa and Navachab) has been renamed to South Africa. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this.

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenues by area
South Africa	731	953
Continental Africa	801	824
Australasia	178	187
Americas	440	442
Other, including Corporate and Non-gold producing subsidiaries	1	(11)

	2,151	2,395
Less: Equity method investments included above	(244)	(245)
Plus: Loss on realized non-hedge derivatives included above	1,914	478

Total revenues	3,821	2,628

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Segment income/(loss)
South Africa	521	391
Continental Africa	359	85
Australasia	98	(27)
Americas	396	231
Other, including Corporate and Non-gold producing subsidiaries	(176)	(137)

Total segment income	1,198	543

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Reconciliation of segment income to Net income/(loss) — attributable to AngloGold Ashanti
Segment total	1,198	543
Exploration costs	(157)	(91)
General and administrative expenses	(150)	(109)
Market development costs	(9)	(9)
Non-hedge derivative loss and movement on bonds	(637)	(1,080)
Taxation (expense)/benefit	(127)	47
Noncontrolling interests	(36)	(26)

Net income/(loss) — attributable to AngloGold Ashanti	82	(725)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note I. Segment information (continued)

	At September 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
Segment assets
South Africa(1)	3,478	3,355
Continental Africa	3,992	4,054
Australasia	463	496
Americas	2,011	2,012
Other, including Corporate and Non-gold producing subsidiaries	920	745

Total segment assets	10,864	10,662

(1)	Includes properties held for sale of Tau Lekoa amounting to:	—	73
Tau Lekoa was classified as held for sale in 2009. The sale was concluded effective August 1, 2010.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note J. Income/(loss) per share data

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
The following table sets forth the computation of basic and diluted income/(loss) per share (in US dollars millions, except per share data):

Numerator
Net income/(loss) — attributable to AngloGold Ashanti	82	(725)

Less Dividends:
Ordinary shares	67	45
E Ordinary shares	—	—

Undistributed income/(losses)	15	(770)

Ordinary shares undistributed income/(losses)	15	(766)
E Ordinary shares undistributed losses	—	(4)

Total undistributed income/(losses)	15	(770)

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
Denominator for basic income/(loss) per ordinary share
Ordinary shares	363,135,881	354,685,548
Fully vested options(1)	1,100,186	774,457

Weighted average number of ordinary shares	364,236,067	355,460,005

Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options(2)	1,158,835	—
Dilutive potential of convertible bonds(3)	—	—
Dilutive potential of E Ordinary shares(4)	—	—

Denominator for diluted income/(loss) per share — adjusted weighted average number of ordinary shares and assumed conversions	365,394,902	355,460,005

Weighted average number of E Ordinary shares used in calculation of basic and diluted income/(loss) per E Ordinary share	3,305,316	3,894,634

(1)	Compensation awards are included in the calculation of basic income/(loss) per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
The calculation of diluted income/(loss) per common share for the nine months ended September 30, 2010 and 2009 did not assume the effect of the following number of shares as their effects are anti-dilutive:

(2)	Issuable upon the exercise of stock incentive options	—	1,046,001
(3)	Issuable upon the exercise of convertible bonds	15,384,615	15,384,615

(4)	The calculation of diluted loss per common share for the nine months ended September 30, 2009 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during this period.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note K. Accumulated other comprehensive income
Accumulated other comprehensive income, net of related taxation, consists of the following:

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Opening balance	(654)	(1,148)
Translation gain	100	367
Financial instruments	34	125

Total accumulated other comprehensive income	(520)	(656)

Total accumulated other comprehensive income includes the following:

	At September 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
Net cumulative loss in respect of cash flow hedges	3	55
Related deferred tax	(1)	(33)

	2	22

Total gains in respect of available for sale financial assets, net of tax	85	69
Total losses in respect of available for sale financial assets, net of tax	(2)	—
Comprehensive income consists of the following:

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net income/(loss)	118	(699)
Translation gain	102	371
Financial instruments	34	126

Total comprehensive income	254	(202)

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Total comprehensive income attributable to:
AngloGold Ashanti	216	(233)
Noncontrolling interests	38	31

	254	(202)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note L. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.

	Nine months ended September 30,
	2010		2009
	(unaudited)		(unaudited)
		(in US Dollars, millions)
	Pension	Other	Pension	Other
	benefits	benefits	benefits	benefits
Service cost	5	1	3	1
Interest cost	14	10	8	6
Expected return on plan assets	(19)	—	(11)	—

Net periodic benefit cost	—	11	—	7

Employer contributions

(in US Dollars, millions)
Expected contribution for 2010 (1)	6
Actual contribution for the nine months ended September 30, 2010	5

(1)	The Company’s expected contribution to its pension plan in 2010 as disclosed in the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and as at December 31, 2009 and 2008 and footnotes thereto included in the Company’s Form 6-K dated August 11, 2010.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note M. Other long-term assets

	At September 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
Investments in affiliates — unlisted	6	6
Investments in affiliates — listed	3	2
Investments in equity accounted joint ventures	632	659

Carrying value of equity method investments	641	667

Investment in marketable equity securities — available for sale	134	111
Investment in marketable debt securities — held to maturity	12	10
Investment in non-marketable assets — held to maturity	2	2
Investment in non-marketable equity securities — available for sale	4	4
Investment in non-marketable debt securities — held to maturity	82	48
Restricted cash	31	53
Other non-current assets	178	127

	1,084	1,022

	At September 30,		At December 31,
	2010		2009
	(unaudited)
	(in US Dollars, millions)
Investment in marketable equity securities — available for sale	134	(1)	111	(2)
Available for sale investments in marketable equity securities consists of investments in ordinary shares.
The following in respect of marketable equity securities, are included in accumulated other comprehensive income:

		Nine months ended September 30,
		2010	2009
		(unaudited)	(unaudited)
		(in US Dollars, millions)
	Total gains, net of related taxation	22	32
	Total losses, net of related taxation	(4)	—

	Net unrealized gain	18	32

	Proceeds on disposal of available for sale securities:	9	1

(1)
During 2010, the Company disposed of the shares held in Red 5 Limited. The sale resulted in a reclassification of fair value adjustments previously included in accumulated other comprehensive income to the income statement in 2010.

	Reclassification of fair value adjustments to the income statement	6	—
	Related taxation	(2)	—

		4	—
(2)	Other than temporary impairment in B2Gold investment recognized:	—	12

The Company holds various equities as strategic investments in gold exploration companies. Four of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note M. Other long-term assets (continued)
The following table presents the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12	More than 12
	months	months	Total
	(in US Dollars, millions)
At September 30, 2010
Aggregate fair value of investments with unrealized losses	4	—	4
Aggregate unrealized losses	(2)	—	(2)
At December 31, 2009 (1)
Aggregate fair value of investments with unrealized losses	—	—	—
Aggregate unrealized losses	—	—	—

(1)	In aggregate, the fair value of strategic investments in an unrealized loss position, as well as the aggregate unrealized losses amount to less than $1 million, respectively.

	At September 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
Investment in marketable debt securities — held to maturity	12	10
Investments in marketable debt securities represent held to maturity government and corporate bonds.

Investment in non-marketable assets — held to maturity	2	2
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

Investment in non-marketable equity securities — available for sale	4	4
Investments in non-marketable equity securities mainly represent shares held in XDM Resources Limited.

Investment in non-marketable debt securities — held to maturity	82	48
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.

As at September 30, 2010 the contractual maturities of debt securities were as follows:

Marketable debt securities

Up to three years	1
Three to seven years	11

	12

Non-marketable debt securities

Less than one year	82

Fair values of the held to maturity debt securities at September 30, 2010 and December 31, 2009 approximate cost.

Restricted cash	31	53
Restricted cash represent cash balances held by Environmental Rehabilitation Trust Funds.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company enters into derivative transactions and has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes.
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments which hedges the variability of forecasted cash flows from the sale of production into the spot market and capital expenditure and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. The ineffective portion of matured and existing cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the nine months ended September 30, 2010 was $nil million. As at September 30, 2010, the Company does not have any cash flow hedge contracts relating to product sales. Cash flow hedge contracts pertaining to capital expenditure, with a maturity value of $3 million as at September 30, 2010, are currently recorded in accumulated other comprehensive income and are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense, until 2012.
A loss on non-hedge derivatives and movement on bonds of $637 million was recorded in the nine months ended September 30, 2010 compared to a loss of $1,080 million in the same period of 2009. See note G “Non-hedge derivative loss and movement on bonds” for additional information.
Gold price management activities
Gold derivative instruments are denominated in South African rands, US dollars and Australian dollars. The derivative instruments utilized are forward sale and purchase contracts, purchased and sold put options, and purchased and sold call options. The Company’s reserve and financial strength has allowed it to arrange unmargined credit lines with counterparts.
Reduction in derivatives position
During September 2010, the Company accelerated the settlement of certain outstanding gold derivative positions. See note G “Non-hedge derivative loss and movement on bonds” for additional information.
During the quarter ended September 30, 2010, the Company continued to deliver into hedge commitments, as part of its strategy to reduce its overall position and increase exposure to spot gold prices. As a result, the net delta of the hedge book decreased (from June 30, 2010) by 1.73 million ounces, or 57 percent, to 1.33 million ounces or 54 tonnes (at June 30, 2010: 3.06 million ounces or 95 tonnes) with total commitments of 1.37 million ounces, reflecting a decline of 1.85 million ounces, or 57 percent at September 30, 2010 over committed ounces of 3.22 million ounces as of June 30, 2010.
Net delta open hedge position as at September 30, 2010
The negative marked-to-market value of all hedge transactions making up the hedge positions as at September 30, 2010 was a $0.98 billion (liability), which decreased by $1.43 billion over the quarter ended June 30, 2010. This value was based on a gold price of $1,310 per ounce, exchange rates of R6.96/$ and A$/$0.97 and the prevailing market interest rates and volatilities at that date. The residual hedge book was closed out during the fourth quarter of 2010.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Company. The valuation represents the theoretical cost of exiting all hedge contracts at the time of valuation, at market prices and rates available at that time.
The following table indicates the Company’s unaudited gold hedge position at a weighted average settlement price as at September 30, 2010.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)

	Year	2010	2011		2012		2013	2014	2015	Total

US DOLLAR GOLD
Forward contracts	Amount (oz)	589,307	*	(37,500)	*	(25,000)				526,807
	US$/oz	$554	*$	534	*$	641				$551

Put options sold	Amount (oz)	213,965		148,000		85,500	60,500	60,500		568,465
	US$/oz	$1,129		$623		$538	$440	$450		$763

Call options sold	Amount (oz)					323,725	237,180	255,680	29,000	845,585
	US$/oz					$645	$591	$620	$670	$623

RAND/GOLD
Put options sold	Amount (oz)	10,000								10,000
	ZAR/oz	R7,550								R7,550

** Total net gold:	Delta (oz)	(584,387)		37,727		(284,449)	(229,676)	(241,695)	(26,954)	(1,329,434)
	Committed (oz)	(589,307)		37,500		(298,725)	(237,180)	(255,680)	(29,000)	(1,372,392)

*	Represents a net long gold position and net short US Dollars position resulting from both forward sales and purchases for the period.

**	The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the prevailing market prices, interest rates and volatilities as at September 30, 2010.
Foreign exchange price risk protection agreements
The Company enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.
At September 30, 2010, the Company had no open forward exchange or currency option contracts in its currency hedge position.
Interest and liquidity risk
Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk. The Company utilizes money market and debt instruments to manage its interest rate and liquidity risk.
In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the Company.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
Non-performance risk
Realization of contracts is dependent upon the counterparts’ performance. The Company has not obtained collateral or other security to support financial instruments subject to non-performance risk, but regularly monitors the credit standing of counterparts. The Company spreads its business over a number of financial and banking institutions and believes that little to no concentration of non-performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee (and in its absence the audit and corporate governance committee) makes recommendations for board approval of all counterparts and the limits to be applied to each counterpart. Where possible, management puts ISDA netting agreements in place.
The combined maximum credit risk exposure of the Company as at September 30, 2010 is as follows.

At September 30,
2010
(unaudited)
(In US Dollars, millions)
Option contracts — commodity	1
Forward sales type agreements — commodity	64
Warrants on shares	1

66

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively, as at September 30, 2010.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at September 30, 2010 and December 31, 2009, are as follows (assets (liabilities)):

	September 30, 2010		December 31, 2009
	(unaudited)
	(in US Dollars, millions)
	Carrying		Carrying
	amount	Fair Value	amount	Fair Value

Cash and cash equivalents	1,338	1,338	1,100	1,100
Restricted cash	12	12	12	12
Short-term debt	(268)	(268)	(1,292)	(1,292)
Long-term debt	(2,517)	(2,837)	(667)	(889)
Derivatives	(1,121)	(1,121)	(2,366)	(2,366)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and short-term debt
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Long-term debt
The fair values of the convertible, mandatory convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.
Derivatives
The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market prices and credit risk for the contracts at September 30, 2010 and December 31, 2009. The Company uses the Black-Scholes option pricing formula to value option contracts.
Fair value of the derivative assets/(liabilities) split by accounting designation

		At September 30, 2010
		(unaudited)
		(in US Dollars, millions)
		Non-hedge
Assets	Balance Sheet location	accounted	Total

Forward sales type agreements — commodity	Current assets - derivatives	64	64
Option contracts — commodity	Current assets - derivatives	1	1

Total hedging contracts		65	65
Warrants on shares	Non-current assets - derivatives	1	1

Total derivatives		66	66

		At September 30, 2010
		(unaudited)
		(in US Dollars, millions)
		Non-hedge
Liabilities	Balance Sheet location	accounted	Total

Forward sales type agreements — commodity	Current liabilities - derivatives	(464)	(464)
Option contracts — commodity	Current liabilities - derivatives	(587)	(587)

Total hedging contracts		(1,051)	(1,051)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)
Option component of convertible bonds	Non-current liabilities - derivatives	(135)	(135)

Total derivatives		(1,187)	(1,187)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
Fair value of the derivative assets/(liabilities) split by accounting designation

		At December 31, 2009
		(in US Dollars, millions)
		Cash flow
		hedge	Non-hedge
Assets	Balance Sheet location	accounted	accounted	Total

Forward sales type agreements — commodity	Current assets — derivatives	—	283	283
Option contracts — commodity	Current assets — derivatives	—	47	47

Total hedging contracts		—	330	330
Warrants on shares	Non-current assets — derivatives	—	5	5

Total derivatives		—	335	335

		At December 31, 2009
		(in US Dollars, millions)
		Cash flow
		hedge	Non-hedge
Liabilities	Balance Sheet location	accounted	accounted	Total

Forward sales type agreements — commodity	Current liabilities — derivatives	(37)	(441)	(478)
Option contracts — commodity	Current liabilities — derivatives	—	(2,034)	(2,034)
Interest rate swaps — Gold	Current liabilities — derivatives	—	(13)	(13)

Total hedging contracts		(37)	(2,488)	(2,525)
Embedded derivatives	Non-current liabilities — derivatives	—	(1)	(1)
Option component of convertible bonds	Non-current liabilities — derivatives	—	(175)	(175)

Total derivatives		(37)	(2,664)	(2,701)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
Non-hedge derivative gain/(loss) and movement on bonds recognized

		Nine months ended September 30,
		2010	2009
		(unaudited)	(unaudited)
	Location of gain/(loss) in income	(in US Dollars, millions)

Realized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(336)	(492	) (1)
Option contracts — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(1,555)	(105	) (1)
Forward sales agreements — currency	Non-hedge derivative gain/(loss) and movement on bonds	(11)	97
Option contracts — currency	Non-hedge derivative gain/(loss) and movement on bonds	3	1
Interest rate swaps — Gold	Non-hedge derivative gain/(loss) and movement on bonds	(15)	21

		(1,914)	(478)
Unrealized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss) and movement on bonds	(150)	(233	) (2)
Option contracts — commodity	Non-hedge derivative gain/(loss) and movement on bonds	1,430	(317	) (2)
Forward sales agreements — currency	Non-hedge derivative gain/(loss) and movement on bonds	—	(5)
Option contracts — currency	Non-hedge derivative gain/(loss) and movement on bonds	—	5
Interest rate swaps — Gold	Non-hedge derivative gain/(loss) and movement on bonds	13	(28	) (2)
Option component of convertible bonds	Non-hedge derivative gain/(loss) and movement on bonds	40	(24)
Warrants on shares	Non-hedge derivative gain/(loss) and movement on bonds	(4)	—
Fair value movement on mandatory convertible bonds	Non-hedge derivative gain/(loss) and movement on bonds	(52)	—

		1,277	(602)

Non-hedge derivative loss and movement on bonds		(637)	(1,080)

(1)	Included a loss related to the accelerated settlement of contracts previously designated as NPSE as at July 31, 2009, amounting to:	(580)
(2)	Included a loss related to the re-designation of former NPSE contracts as at July 31, 2009 amounting to:	(448)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
Other comprehensive income

Nine months ended September 30, 2010
(unaudited)
(in US Dollars, millions)
Cash flow
	hedges, before	Cash flow hedges removed from
	taxation	equity, before taxation		Hedge ineffectiveness, before taxation
Amount of
		Location of	(gain)/loss
		(gain)/loss	reclassified
	Gain/(loss)	reclassified from	from
	recognized in	accumulated	accumulated
	accumulated	other	other		Amount of
	other	comprehensive	comprehensive		(gain)/loss
	comprehensive	income into	income into	Location of (gain)/loss	recognized in
	income	income	income	recognized in income	income
	(effective portion)	(effective portion)	(effective portion)	(ineffective portion)	(ineffective portion)

Forward sales type agreements — commodity	—	Product sales	52	Non-hedge derivatives gain/(loss) and movement on bonds	—

	—		52		—

Other comprehensive income

Nine months ended September 30, 2009
(unaudited)
(in US Dollars, millions)
Cash flow
	hedges, before	Cash flow hedges removed from
	taxation	equity, before taxation		Hedge ineffectiveness, before taxation
Amount of
		Location of	(gain)/loss
		(gain)/loss	reclassified
	Gain/(loss)	reclassified from	from
	recognized in	accumulated	accumulated
	accumulated	other	other		Amount of
	other	comprehensive	comprehensive		(gain)/loss
	comprehensive	income into	income into	Location of (gain)/loss	recognized in
	income	income	income	recognized in income	income
	(effective portion)	(effective portion)	(effective portion)	(ineffective portion)	(ineffective portion)

Forward sales type agreements — commodity	1	Product sales	111	Non-hedge derivatives gain/(loss) and movement on bonds	3
Foreign exchange contracts — currency	(2)	Product sales	—	Non-hedge derivatives gain/(loss) and movement on bonds	—

	(1)		111		3

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
Other comprehensive income

		Changes in fair
		value and other
	Accumulated other	movements		Accumulated other
	comprehensive income	recognised in	Reclassification	comprehensive income
	as of January 1, 2010	2010	adjustments	as of September 30, 2010
	$	$	$	$

Derivatives designated as
Gold sales	(52)	—	52	—
Capital expenditure	(3)	—	—	(3)

Before tax totals	(55)	—	52	(3	)(1)

After tax totals	(22)	—	20	(2)

		Changes in fair
		value and other
	Accumulated other	movements		Accumulated other
	comprehensive income	recognised in	Reclassification	comprehensive income
	as of January 1, 2009	2009	adjustments	as of September 30, 2009
	$	$	$	$

Derivatives designated as
Gold sales	(178)	(1)	114	(65)
Capital expenditure	(2)	—	—	(2)

Before tax totals	(180)	(1)	114	(67	)(1)

After tax totals	(112)	—	81	(31)

(1)	Includes adjustment for cumulative net translation differences of $nil million (2009: $20 million) resulting from the revaluation and settlement of non US dollar denominated cash flow hedge contracts.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note O. Commitments and contingencies
Capital expenditure commitments:

At September 30,
2010
(unaudited)
(in US Dollars, millions)
Contracts for capital expenditure	233
Authorized by the directors but not yet contracted for	1,692

1,925
The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt instruments.
Contingencies and guarantees are summarized as follows for disclosure purposes. Amounts represent possible losses for loss contingencies, where an estimate can be made, and quantification of guarantees:

At September 30,
2010
(unaudited)
(in US Dollars, millions)
Contingent liabilities

Groundwater pollution (1)	—
Deep groundwater pollution — South Africa (2)	—
Sales tax on gold deliveries — Brazil (3)	85
Other tax disputes — Brazil (4)	32
Indirect taxes — Ghana (5)	10

Contingent assets

Royalty — Boddington Gold Mine (6)	—
Royalty — Tau Lekoa Gold Mine (7)	—

Financial guarantees

Oro Group surety (8)	14
AngloGold Ashanti USA reclamation bonds (9)	84
AngloGold Ashanti environmental guarantees (10)	143
Guarantee provided for revolving credit facility (11)	—
Guarantee provided for mandatory convertible bonds (12)	790
Guarantee provided for rated bonds (13)	1,024
Guarantee provided for convertible bonds (14)	742

Hedging guarantees
Gold delivery guarantees (15)	—
Ashanti Treasury Services Limited (“ATS”) hedging guarantees (16)	352
Geita Management Compant Limited (“GMC”) hedging guarantees (17)	445

3,721

The Company assesses the credit quality of counterparts at least on a quarterly basis. As of September 30, 2010, the probability of non-performance is considered minimal.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)
(1) Ground water pollution
The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2) Deep ground water pollution — South Africa
The Company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

At September 30,
2010
(unaudited)
(in US Dollars, millions)
(3) Sales tax on gold deliveries — Brazil

Mineração Serra Grande S.A. (“MSG”), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. The first assessment was issued to AngloGold Ashanti Brazil Mineração Ltda. which manages the operation. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment. The Company believes both assessments are in violation of federal legislation on sales taxes.

The Company’s attributable share of the assessments are as follows:
First assessment	53
Second assessment	32

85

(4) Other tax disputes — Brazil

MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The Company’s attributable share of the assessment is approximately:	9

Subsidiaries of the Company in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The Company’s share of the assessment is approximately:	23

32

(5) Indirect taxes — Ghana

AngloGold Ashanti (Ghana) Limited received a tax assessment during September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.

The Company’s share of the assessment is approximately:	10

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)

At September 30,
2010
(unaudited)
(in US Dollars, millions)
(6) Royalty — Boddington Gold Mine

As a result of the sale of the interest in the Boddington Gold Mine during 2009, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty is payable in each quarter from and after the second quarter in 2010, within forty five days of reporting period close and is capped at a total amount of $100 million.

Royalties received include the following:
Royalties received during the quarter ended September 30, 2010. See Note F.	2
Royalties received subsequent to September 30, 2010	3

(7) Royalty — Tau Lekoa Gold Mine

As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a further 1.4 million ounces by the Tau Lekoa Gold Mine; and in the event that the average monthly rand price of gold exceeds R180,000 per kilogram (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000 per kilogram (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.4 million ounces upon which the royalty is payable.

The royalty will be determined at 3 percent of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets.

(8) Oro Group surety	14

The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million. The probability of the non-performance under the suretyships is considered minimal.

(9) AngloGold Ashanti USA reclamation bonds	84

Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

The carrying value of these obligations is included in the Provision for environmental rehabilitation in the Company’s consolidated balance sheet and amounted to $32 million as at September 30, 2010.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)

At September 30,
2010
(unaudited)
(in US Dollars, millions)
(10) AngloGold Ashanti environmental guarantees	143

Pursuant to South African mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. In order to cover against premature closure costs, the Company has secured bank guarantees to cover potential rehabilitation obligations of certain mines in South Africa. The Company has provided a guarantee for these obligations which would be payable in the event of the South African mines not being able to meet such rehabilitation obligations. The obligations will expire upon compliance with all provisions of the environment management program in terms of South African mining laws. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

Future costs, excluding premature closure costs included in the Provision for environmental rehabilitation in the Company’s consolidated balance sheet amounted to $130 million as at September 30, 2010.

(11) Guarantee provided for revolving credit facility

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.0 billion four year revolving credit facility.

The total amount outstanding under this facility amounted to:	—

(12) Guarantee provided for mandatory convertible bonds

AngloGold Ashanti Limited has fully and unconditionally guaranteed on a subordinated basis all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $789.1 million 6.0 percent mandatory convertible bonds due 2013.

Principal amount including accrued interest amounted to:	790

(13) Guarantee provided for rated bonds

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700 million 5.375 percent rated bonds due 2020 and the issued $300 million 6.5 percent rated bonds due 2040.

Principal amount including accrued interest amounted to:	1,024

(14) Guarantee provided for convertible bonds

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.

Principal amount including accrued interest amounted to:	742

(15) Gold delivery guarantees

The Company has issued gold delivery guarantees to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

Gold delivery guarantees issued amounted to:	—

(16) ATS hedging guarantees

The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements.

The negative marked-to-market valuation of the ATS hedge book amounted to:	352

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)

At September 30,
2010
(unaudited)
(in US Dollars, millions)
(17) GMC hedging guarantees

The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements.

The negative marked-to-market valuation of the GMC hedge book amounted to:	445

Vulnerability from concentrations

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82 percent.

The recoverable value added tax and fuel duties are summarized as follows:

Recoverable value added tax due to the Company:	48
Recoverable fuel duties due to the Company: (1)	55

(1)	Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note P. Recent developments
Announcements made after September 30, 2010:

On October 7, 2010, AngloGold Ashanti completed the elimination of its gold hedge book, providing the Company and its shareholders with full exposure to the prevailing gold price. As a result, the Company will sell the gold it produces at market prices and therefore expects to enhance cash flow and profit margins as a result of removing hedge contracts with low committed gold prices.

The total cost of closing out all future hedge contracts and related costs amounted to approximately $2.78 billion and was incurred during the last two quarters of 2010. The average buy-back price was $1,300 per ounce for this final tranche of the hedge restructure.

The Company has realized net proceeds from the sale of its entire holding of shares in Vancouver-based gold producer B2Gold Corporation (“B2Gold”). The stake in B2Gold’s outstanding shares was sold on November 9, 2010 in an orderly fashion, after the markets closed. Details are as follows:

			Consideration	Gain/(loss) on
	Number		received	reclassification (1)
	of shares	Percent	(in Canadian Dollars,	(in US Dollars,
Disposal	disposed	disposed	millions)	millions)

B2Gold	31,556,650	10.17%	70	35

(1)	The gain on available for sale marketable equity security is included in accumulated other comprehensive income as at September 30, 2010.
Note Q. Declaration of dividends
Details of the final dividends of 2009 and interim dividends of 2010 are set forth in the table below:

	Ordinary shareholders		E ordinary shareholders
	Final dividend	Interim dividend	Final dividend	Interim dividend
	of 2009	of 2010	of 2009	of 2010

Declaration date	Feb 16, 2010	Aug 10, 2010	Feb 16, 2010	Aug 10, 2010
Record date	Mar 12, 2010	Sep 3, 2010	Mar 12, 2010	Sep 3, 2010
Payment date — Ordinary / E ordinary shareholders	Mar 19, 2010	Sep 10, 2010	Mar 19, 2010	Sep 10, 2010
Payment date — CDIs	Mar 19, 2010	Sep 10, 2010	—	—
Payment date — GhDSs	Mar 22, 2010	Sep 13, 2010	—	—
Payment date — ADSs	Mar 29, 2010	Sep 20, 2010	—	—

Dividend amount per share (US cents)	9.496	9.003	4.748	4.502
Dividend amount per share (South African cents)	70.0	65.0	35.0	32.5
Dividends are declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.
In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.
Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note R. Fair value measurements
The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
The following table sets out the Company’s financial assets and (liabilities) measured at fair value by level within the hierarchy as at September 30, 2010 (in US Dollars, millions):
Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	1,338			1,338
Marketable equity securities	134			134
Mandatory convertible bonds	(842)			(842)
Derivatives, net		(986)		(986)
Embedded derivative		(1)		(1)
Warrants on shares		1		1
Option component of convertible bonds		(135)		(135)
The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.
The Company’s marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.
The Company’s mandatory convertible bonds are included in Debt in the Company’s consolidated balance sheet. The bonds are valued using quoted market prices in an active market and as such are classified within Level 1 of the fair value hierarchy. The fair value of the bonds is calculated as the quoted market price of the bond multiplied by the quantity of bonds issued by the Company.
The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Options associated with marketable equity securities and the conversion features of convertible bonds are included as derivatives on the balance sheet. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs are observable. Such instruments are typically classified within Level 2 of the fair value hierarchy.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note R. Fair value measurements (continued)

Nine months ended September 30, 2010
(unaudited)
(in US Dollars, millions)

Items measured at fair value on a non-recurring basis

During the nine months ended September 30, 2010, the Company fully impaired and wrote-off various assets in South Africa, Continental Africa and the Americas. This resulted in a loss, which is included in earnings, of:	24

Long-lived assets of Tau Lekoa were written down to fair value less costs to sell as at June 30, 2010. Fair values of these assets were based on sales agreements with third parties and as such are classified within Level 2 of the fair value hierarchy. This resulted in a loss which is included in earnings of:	8

Tau Lekoa was sold during the third quarter of 2010.

The above items are summarized as follows:

	Fair value	Level 1	Level 2	Level 3	Total gain/(loss)
Description	$	$	$	$	$

Long-lived assets abandoned	—				(24)
Long-lived assets held for sale	61		61		(8)

	61		61		(32)

Note S. Supplemental condensed consolidating financial information
AngloGold Ashanti Holdings plc (“IOMco”), a wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Notes E “Debt” and O “Commitments and Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the Americas and Australasia). The following is condensed consolidating financial information for the Company as of September 30, 2010 and December 31, 2009 and for the nine months ended September 30, 2010 and 2009, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(unaudited)
(In US dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Sales and other income	1,634	(2)	2,296	(107)	3,821

Product sales	1,553	—	2,238	—	3,791
Interest, dividends and other	81	(2)	58	(107)	30

Costs and expenses	1,252	394	2,312	(334)	3,624

Production costs	784	—	1,093	—	1,877
Exploration costs	6	8	143	—	157
Related party transactions	(13)	—	—	—	(13)
General and administrative expenses/(recoveries)	109	(6)	39	8	150
Royalties paid	21	—	75	—	96
Market development costs	5	—	4	—	9
Depreciation, depletion and amortization	253	—	261	—	514
Impairment of assets	17	—	15	—	32
Interest expense	3	50	49	—	102
Accretion expense	7	—	9	—	16
Employment severance costs	12	—	2	—	14
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	8	342	25	(342)	33
Non-hedge derivative loss and movement on bonds	40	—	597	—	637

Income/(loss) before income tax provision	382	(396)	(16)	227	197
Taxation benefit/(expense)	39	(1)	(165)	—	(127)
Equity income in affiliates	48	—	—	—	48
Equity (loss)/income in subsidiaries	(336)	(163)	—	499	—

Income/(loss) from continuing operations	133	(560)	(181)	726	118
Preferred stock dividends	(51)	—	(51)	102	—

Net income/(loss)	82	(560)	(232)	828	118
Less: Net income attributable to noncontrolling interests	—	—	(36)	—	(36)

Net income/(loss) — attributable to AngloGold Ashanti	82	(560)	(268)	828	82

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(unaudited)
(In US dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Sales and other income	1,256	(64)	1,473	(37)	2,628

Product sales	1,201	—	1,347	—	2,548
Interest, dividends and other	55	(64)	126	(37)	80

Costs and expenses	1,590	1,097	1,883	(1,130)	3,440

Production costs	619	—	974	—	1,593
Exploration costs	4	8	79	—	91
Related party transactions	(12)	—	—	—	(12)
General and administrative expenses/(recoveries)	58	(117)	144	24	109
Royalties paid	—	—	60	—	60
Market development costs	5	—	4	—	9
Depreciation, depletion and amortization	197	—	246	—	443
Impairment of assets	—	—	16	—	16
Interest expense	2	55	34	—	91
Accretion expense	5	—	8	—	13
Employment severance costs	6	—	3	—	9
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	10	1,151	(69)	(1,154)	(62)
Non-hedge derivative loss and movement on bonds	696	—	384	—	1,080

(Loss)/income before income tax provision	(334)	(1,161)	(410)	1,093	(812)
Taxation benefit/(expense)	94	(2)	(45)	—	47
Equity income in affiliates	66	—	—	—	66
Equity (loss)/income in subsidiaries	(509)	(263)	—	772	—

(Loss)/income from continuing operations	(683)	(1,426)	(455)	1,865	(699)
Preferred stock dividends	(42)	—	(42)	84	—

Net (loss)/income	(725)	(1,426)	(497)	1,949	(699)
Less: Net income attributable to noncontrolling interests	—	—	(26)	—	(26)

Net (loss)/income — attributable to AngloGold Ashanti	(725)	(1,426)	(523)	1,949	(725)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating balance sheets
AT SEPTEMBER 30, 2010
(unaudited)
(In US dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

ASSETS
Current Assets	1,322	3,471	4,201	(6,260)	2,734

Cash and cash equivalents	327	759	252	—	1,338
Restricted cash	1	—	11	—	12
Receivables, inter-group balances and other current assets	994	2,712	3,938	(6,260)	1,384

Property, plant and equipment, net	2,075	—	3,612	—	5,687
Acquired properties, net	209	—	620	—	829
Goodwill	—	—	188	(16)	172
Other intangibles, net	—	—	17	—	17
Derivatives	—	—	1	—	1
Other long-term inventory	—	—	26	—	26
Materials on the leach pad	—	—	313	—	313
Other long-term assets and deferred taxation assets	3,204	744	930	(3,793)	1,085

Total assets	6,810	4,215	9,908	(10,069)	10,864

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,464	1,603	7,082	(8,186)	1,963
Other non-current liabilities	41	—	75	(58)	58
Long-term debt	37	994	1,486	—	2,517
Derivatives	—	—	136	—	136
Deferred taxation liabilities	707	—	453	9	1,169
Provision for environmental rehabilitation	130	—	288	—	418
Other accrued liabilities	—	—	32	—	32
Provision for pension and other post-retirement medical benefits	147	—	11	—	158
Commitments and contingencies	—	—	—	—	—
Equity	4,284	1,618	345	(1,834)	4,413

Stock issued	13	5,141	902	(6,043)	13
Additional paid in capital	8,653	363	451	(814)	8,653
Accumulated (deficit)/profit	(3,899)	(3,886)	(3,757)	7,643	(3,899)
Accumulated other comprehensive income and reserves	(483)	—	2,621	(2,621)	(483)

Total AngloGold Ashanti stockholders’ equity	4,284	1,618	217	(1,835)	4,284
Noncontrolling interests	—	—	128	1	129

Total liabilities and equity	6,810	4,215	9,908	(10,069)	10,864

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating balance sheets
AT DECEMBER 31, 2009
(In US Dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

ASSETS
Current Assets	1,650	2,558	3,332	(4,782)	2,758

Cash and cash equivalents	231	578	291	—	1,100
Restricted cash	1	—	11	—	12
Receivables, inter-group balances and other current assets	1,418	1,980	3,030	(4,782)	1,646

Property, plant and equipment, net	1,932	—	3,522	—	5,454
Acquired properties, net	205	—	626	—	831
Goodwill	—	—	425	(263)	162
Other intangibles, net	—	—	18	—	18
Derivatives	—	—	5	—	5
Other long-term inventory	—	—	26	—	26
Materials on the leach pad	—	—	324	—	324
Other long-term assets and deferred taxation assets	2,689	31	1,160	(2,796)	1,084

Total assets	6,476	2,589	9,438	(7,841)	10,662

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	2,058	1,824	6,686	(6,093)	4,475
Other non-current liabilities	149	—	84	(70)	163
Long-term debt	34	—	633	—	667
Derivatives	—	—	176	—	176
Deferred taxation liabilities	668	—	492	11	1,171
Provision for environmental rehabilitation	115	—	270	—	385
Other accrued liabilities	—	—	33	—	33
Provision for pension and other post-retirement medical benefits	135	—	12	—	147
Commitments and contingencies	—	—	—	—	—
Equity	3,317	765	1,052	(1,689)	3,445

Stock issued	12	4,859	1,080	(5,939)	12
Additional paid in capital	7,836	363	698	(1,061)	7,836
Accumulated (deficit)/profit	(3,914)	(4,457)	(3,397)	7,854	(3,914)
Accumulated other comprehensive income and reserves	(617)	—	2,544	(2,544)	(617)

Total AngloGold Ashanti stockholders’ equity	3,317	765	925	(1,690)	3,317
Noncontrolling interests	—	—	127	1	128

Total liabilities and equity	6,476	2,589	9,438	(7,841)	10,662

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(unaudited)
(In US Dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Net cash (used) in/provided by operating activities	(86)	(357)	1,086	(102)	541

Net income/(loss)	82	(560)	(232)	828	118
Reconciled to net cash (used) in/provided by operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	28	342	20	(342)	48
Depreciation, depletion and amortization	253	—	261	—	514
Impairment of assets	17	—	15	—	32
Deferred taxation	78	—	19	—	97
Cash utilized for hedge book settlements	(774)	—	(776)	—	(1,550)
Other non cash items	609	(182)	1,715	(588)	1,554
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	3	—	22	—	25

Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	(208)	26	182	—	—
Receivables	(21)	3	(80)	—	(98)
Inventories	(17)	—	(109)	—	(126)
Accounts payable and other current liabilities	(136)	14	49	—	(73)

Net cash used in investing activities	(666)	(29)	(573)	—	(1,268)

Increase in non-current investments	—	(29)	(91)	—	(120)
Additions to property, plant and equipment	(281)	—	(342)	—	(623)
Proceeds on sale of mining assets	62	—	5	—	67
Proceeds on sale of investments	—	—	62	—	62
Cash outflows from derivatives purchased	(444)	—	(226)	—	(670)
Loans receivable advanced	(3)	—	(4)	—	(7)
Change in restricted cash	—	—	23	—	23

Net cash generated/(used) by financing activities	827	567	(580)	102	916

Net repayments of debt	—	(1,000)	(318)	—	(1,318)
Issuance of stock	793	281	(281)	—	793
Share issue expenses	(16)	—	—	—	(16)
Net proceeds from debt	208	994	838	—	2,040
Debt issue costs	—	(12)	(22)	—	(34)
Cash outflows from derivatives with financing	(40)	—	(413)	—	(453)
Dividends (paid)/received	(118)	304	(384)	102	(96)

Net increase/(decrease) in cash and cash equivalents	75	181	(67)	—	189
Effect of exchange rate changes on cash	21	—	28	—	49
Cash and cash equivalents — January 1,	231	578	291	—	1,100

Cash and cash equivalents — September 30,	327	759	252	—	1,338

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(unaudited)
(In US Dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Net cash provided by/(used) in operating activities	443	125	(535)	(84)	(51)

Net (loss)/income	(725)	(1,426)	(497)	1,949	(699)
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	7	1,151	(65)	(1,154)	(61)
Depreciation, depletion and amortization	197	—	246	—	443
Impairment of assets	—	—	16	—	16
Deferred taxation	(116)	—	(56)	—	(172)
Cash utilized for hedge book settlements	—	—	(797)	—	(797)
Other non cash items	994	(926)	2,131	(879)	1,320
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	1	—	13	—	14

Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	55	1,314	(1,369)	—	—
Receivables	(3)	—	(94)	—	(97)
Inventories	(18)	—	(119)	—	(137)
Accounts payable and other current liabilities	51	12	56	—	119

Net cash (used) in/generated by investing activities	(334)	(1,004)	1,383	—	45

Increase in non-current investments	(36)	(1,558)	1,533	—	(61)
Additions to property, plant and equipment	(265)	—	(472)	—	(737)
Proceeds on sale of mining assets	—	—	900	—	900
Proceeds on sale of investments	—	554	(498)	—	56
Cash effects from hedge restructuring	(34)	—	(68)	—	(102)
Change in restricted cash	1	—	(12)	—	(11)

Net cash generated/(used) by financing activities	214	880	(757)	84	421

Net repayments of debt	—	(1,840)	(868)	—	(2,708)
Issuance of stock	301	316	(316)	—	301
Share issue expenses	(6)	—	—	—	(6)
Net proceeds from debt	—	1,750	995	—	2,745
Debt issue costs	—	—	(14)	—	(14)
Cash effects from hedge restructuring	6	—	147	—	153
Dividends (paid)/received	(87)	654	(701)	84	(50)

Net increase in cash and cash equivalents	323	1	91	—	415
Effect of exchange rate changes on cash	91	—	27	—	118
Cash and cash equivalents — January 1,	154	229	192	—	575

Cash and cash equivalents — September 30,	568	230	310	—	1,108

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 PREPARED IN ACCORDANCE WITH US GAAP
In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.
Introduction
AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and which is affected by numerous factors beyond its control, including investment, industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the International Monetary Fund (“IMF”), forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.
The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.
     Impact of exchange rate fluctuations
During the first nine months of 2010 the rand strengthened against the US dollar (based on the exchange rates of R7.44 and R6.96 per US dollar on January 1, 2010 and September, 30, 2010, respectively). The value of the rand strengthened by 14 percent against the US dollar when compared to the average exchange rates of the rand against the US dollar of R7.45 and R8.70 during the first nine months of 2010 and 2009, respectively. The stronger rand against the US dollar negatively impacted on the dollar denominated costs and therefore on the profitability of AngloGold Ashanti.
The value of the Australian dollar strengthened by 16 percent against the US dollar when compared to the average exchange rate of A$1.12 for the first nine months of 2010 against an average exchange rate of A$1.33 for the same period in 2009. The value of the Brazilian real strengthened by 15 percent against the US dollar based on the average exchange rates of BRL1.78 and BRL2.08 per US dollar during the first nine months of 2010 and 2009, respectively. The strengthening of these local currencies against the US dollar further negatively impacted the dollar denominated costs and therefore on the profitability of AngloGold Ashanti.
     Acquisitions and dispositions
During the quarter ended September 30, 2010, AngloGold Ashanti announced the finalization of the sale of its Tau Lekoa mine to Simmer & Jack Mines Limited. The sale closed on August 1, 2010. The selling price of R600 million was payable in two tranches, R450 million ($64 million) was paid in cash on August 4, 2010 with the remaining R150 million (which was subject to certain offset adjustments) being settled on November 1, 2010 in cash and shares.

Gold market for the quarter ended September 30, 2010
Gold price movement and investment markets
     Gold price data
The gold price averaged 2 percent higher than the second quarter at $1,226 per ounce. Whilst the European debt crisis supported the gold price in the second quarter of 2010, and powered prices to new highs in Euro terms, renewed fears over the United States economy spurred the gold price to a record $1,315 per ounce on the last day of the third quarter of 2010. The threat of a ‘double-dip’ recession and the prospect of further quantitative easing renewed pressure on the US dollar. The spectre of deflation for some and inflation for others, has increased gold’s appeal as a safe haven.
     Investment
Despite the gold price rally, the investment market has shown an increase of about 30 percent year-on-year. The ten major Exchange Traded Funds (“ETFs”) continued to grow during the third quarter of 2010 and stood at more than 66 million ounces at quarter end. The surge in the value of global ETF holdings is notable, with a 40 percent increase in value year to date, representing some $87 billion, of which about $60 billion is in the United States alone. The COMEX reflected a net long position of 32 million ounces and strong coin demand in the United States continued to cause supply shortages. China has shown further positive growth in investment demand and leading bullion houses reported a steady uptick in gold bar sales. In India, bar and coin demand remained firm and gold imports reflected the recovery of the Indian gold market, with imports for July and August 2010 almost doubling to 157 tonnes from the 88 tonnes recorded for the same period in 2009. The Middle East experienced another flat quarter but there is increasing interest in bullion from high net worth individuals seeking to exploit price volatility or maintain the value of their savings.
     Official sector
The first year of the third Central Bank Accord expired at the end of September 2010, with 94 tonnes sold representing the lowest sales yet. Although IMF sales are included under this arrangement, sales remain significantly below the 400 tonnes quota. Much of the IMF sales have been absorbed by central banks themselves, with Bangladesh’s acquisition of 10 tonnes the latest sovereign to purchase directly from the IMF.
     Jewellery sales
The Indian jewellery industry also continued to show strong signs of recovery, with jewellery sales at the end of August 2010 at 526 tonnes, compared to jewellery sales for the whole of 2009 amounting to 559 tonnes. The strong Rupee was softening the impact of the higher dollar gold price, with robust sales expected over the Diwali festival. A good monsoon season can be expected to have put more money in the hands of the rural market over high demand season. In China, gold jewellery retail demand grew between 6 percent and 8 percent year-on-year. August and September remain peak buying times, with festivals such as Teacher’s day, Moon Festival and National day spurring gold sales. Manufacturers using 18 carat (K-Gold) gold reported orders increasing by 12 to 20 percent, while 24 carat manufacturers saw gains of 8 to 10 percent year-on-year. In the Middle East, third-quarter jewellery demand got off to a good start with the wedding season in July stimulating sales, which were further bolstered by purchases from expatriates returning home with gold as gifts. However, the advent of Ramadan in August slowed consumption. In the US market, the high gold price and weak US dollar took a further toll on the already frail jewellery market and demand was flat compared with the second quarter of 2010.
Reduction in derivatives position
During September 2010, the Company concluded a concurrent offering of equity and three-year mandatory convertible bonds in order to, together with cash and debt facilities, fund the elimination of its gold hedge book. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during the third quarter, reduced the total committed ounces from 3.22 million ounces as at June 30, 2010 to 1.37 million ounces as at September, 2010.
The elimination of all outstanding hedge commitments was concluded on October 7, 2010 at an average price of $1,300 per ounce. Total cash outflow required to close out all hedge contracts as part of the restructure amounted to approximately $2.64 billion.

Operating review for the nine months ended September 30, 2010
Presented in the table below is selected operating data for AngloGold Ashanti for the nine months ended September 30, 2010 and 2009. The operating data gives effect to acquisitions and dispositions as of their effective date:

	Nine months ended September 30,
Operating data for AngloGold Ashanti	2010	2009
Total gold production (000 oz)(1)	3,367	3,417
Capital expenditure ($ million)(1)(2)(3)	650	734

(1)	Including equity accounted joint ventures.

(2)	Including capital expenditure of Boddington in 2009.

(3)	Including noncontrolling interests.
     Gold production
For the nine months ended September 30, 2010, AngloGold Ashanti’s total gold production decreased by approximately 50,000 ounces, or about 1 percent, to 3.37 million ounces from 3.42 million ounces produced in the same period in 2009. In South Africa, gold production decreased by approximately 57,000 ounces from 1,366,000 ounces produced in the nine months to September 30, 2009, to 1,309,000 ounces produced in the same period in 2010. The decrease is mainly due to lower grades at Tau Tona, at Savuka where production remained constrained following a series of seismic events that occurred close to the shaft infrastructure on May 22, 2009 and delays in the repair program, lower production mined at Great Noligwa in line with a planned downscaling of the operation and the transfer of mining rights on August 1, 2010 due to the completion of the sale of Tau Lekoa. The decrease in production was partially offset by an increase in production at Moab Khotsong due to increased reef hoisting performance and fewer safety stoppages.
In the Americas, gold production increased from 590,000 ounces produced in the nine months to September 30, 2009 to 646,000 ounces produced in the same period in 2010. The increase is mainly due to higher volumes and grades in line with the 2010 production program at AngloGold Ashanti Brasil Mineração and better ounce recovery from pad inventory due to better pad pH chemistry and the strategy of stacking higher grade ore closer to the pad liner on the leach pad at Cripple Creek & Victor.
In Continental Africa, gold production decreased from 1,167,000 ounces produced in the nine months to September 30, 2009 to 1,118,000 ounces produced in the same period in 2010. The decrease is mainly due to lower grades recovered at most of the mines, most notably at Siguiri and Morila. At Obuasi, production was lower due to the upgrading of water management facilities. The decrease was partially offset by an increase in production at Navachab (Namibia) and Geita (Tanzania) due to higher grades recovered.
     Capital expenditures
Total capital expenditure of $650 million was recorded during the nine months ended September 30, 2010 compared to $734 million in the same period in 2009. This represented a $84 million, or 11 percent, decrease from the same period in 2009. In Australasia, capital expenditure decreased from $169 million recorded in the nine months ended September 30, 2009 to $29 million in the same period in 2010 mainly as a result of the sale of Boddington during 2009. In the Americas, capital expenditure increased in Brazil from $104 million recorded in the nine months ended September 30, 2009 to $129 million in the same period in 2010 mainly due to the Córrego do Sítio project at AngloGold Ashanti Brasil Mineração. In South Africa, at Tau Tona, capital expenditure increased from $40 million recorded in the nine months ended September 30, 2009 to $52 million in the same period in 2010 mainly due to shaft upgrade costs.

Comparison of financial performance on a segment basis for the nine months ended September 30, 2010 and 2009
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2010, the Company’s Chief Operating Decision Maker, defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this. Revenues presented below exclude allocated realized gains/losses on non-hedge derivatives to individual geographic areas.
     Revenues

	Nine months ended September 30,
	2010		2009
	(unaudited)		(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Category of activity
Product sales	3,791		2,548
Interest, dividends and other	30		80

Total revenues	3,821		2,628

Geographical area data
South Africa	1,585	41%	1,217	46%
Continental Africa	1,334	35%	989	38%
Australasia	324	8%	119	5%
Americas	821	21%	558	21%
Other, including Corporate and Non-gold producing subsidiaries	1	0%	(10)	(0%)

	4,065	106%	2,873	109%
Less: Equity method investments included above	(244)	(6%)	(245)	(9%)

Total revenues	3,821	100%	2,628	100%

     Assets

	At September 30,		At December 31,
	2010		2009
	(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Geographical area data
Total segment assets
South Africa	3,478	32%	3,355	31%
Continental Africa	3,992	37%	4,054	38%
Australasia	463	4%	496	5%
Americas	2,011	19%	2,012	19%
Other, including Corporate and Non-gold producing subsidiaries	920	8%	745	7%

Total segment assets	10,864	100%	10,662	100%

Comparison of financial performance for the nine months ended September 30, 2010 and 2009

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
Financial performance of AngloGold Ashanti	(in US Dollars, millions)
Revenue	3,821	2,628
Cost and expenses	3,624	3,440
Taxation (expense)/benefit	(127)	47
Equity income in affiliates	48	66
Net income attributable to noncontrolling interests	(36)	(26)
Net income/(loss) — attributable to AngloGold Ashanti	82	(725)
Comparison of financial performance for the nine months ended September 30, 2010 and 2009
     Revenues
Revenues from product sales and other income increased from $2,628 million in the first nine months of 2009 to $3,821 million in the same period of 2010, representing a 45 percent increase over the period in 2009. This was primarily due to two reasons. Firstly, an increase in the average spot price of gold from $931 per ounce for the nine months ended September 30, 2009, to $1,178 per ounce during the nine months ended September 30, 2010. Secondly, product sales into previously designated Normal Purchase Sale Exempt contracts being recorded at spot price in the nine months ended September 30, 2010, following such contracts being recorded at fair values on the balance sheet starting in July 2009. The majority of product sales consisted of US dollar-denominated gold sales.
     Production costs
During the nine months ended September 30, 2010, AngloGold Ashanti incurred production costs of $1,877 million representing an increase of $284 million from $1,593 million recorded for the same period of 2009. The production costs of most of the operations increased during the nine months ended September 30, 2010 when compared to the same period in 2009. The increase was mainly as a result of an increase in operational costs including labor, consumables, power and services. These increases were due to inflation, annual labor cost increases, increased contractor costs at Sunrise Dam and Siguiri and power tariff increases mainly in South Africa. The strengthening of local currencies against the US dollar also adversely impacted US dollar denominated production costs.
     Exploration costs
Exploration costs increased from $91 million in the nine months ended September 30, 2009 to $157 million in the same period in 2010 mainly due to an increased level of expenditure at La Colosa in Colombia, Tropicana in Australia and contractual settlements in the Democratic Republic of the Congo.
     General and administrative
General and administrative expenses increased from $109 million in the nine months ended September 30, 2009 to $150 million in the same period in 2010, mainly due to costs relating to labor costs, roll out of project ONE business improvement initiatives, the implementation of a global security framework, corporate office costs, consultancy fees and the strengthening of the rand relative to the US dollar.
     Royalties
Royalties paid by AngloGold Ashanti increased from $60 million in the nine months ended September 30, 2009, to $96 million paid in the same period in 2010, mainly due to royalties paid by AngloGold Ashanti as a result of the introduction in the South African Mineral and Petroleum Resources Act of royalties payable in South Africa from March 1, 2010. Royalties recorded by the South African mines were $21 million in the nine months ended September 30, 2010.
Royalties paid were also higher due to higher spot prices at the Geita mine (Tanzania), Cerro Vanguardia (Argentina) and Siguiri (Guinea). Royalties are predominantly calculated based on a percentage of revenues and are payable primarily to local governments.

     Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $71 million to $514 million in the nine months ended September 30, 2010, compared to $443 million recorded in the same period in 2009, mainly due to a reduction in estimated lives of certain assets at the South African mines following annual life-of-mine planning reviews and stronger operating currencies when compared to the previous year. Depreciation, depletion and amortization expense in South Africa increased by $56 million to $256 million in the nine months ended September 30, 2010, compared to $200 million recorded in the same period in 2009.
     Impairment of assets
Impairment charges increased from $16 million in the nine months ended September 30, 2009 to $32 million in the same period in 2010.The increase was mainly due to the write-off of assets at Iduapriem, Geita and Serra Grande and the impairment of Tau Lekoa during the second quarter of 2010.
     Interest expense
Interest expense increased by $11 million to $102 million in the nine months ended September 30, 2010, compared to $91 million recorded in the same period in 2009. The increase is mainly due to interest on the rated and mandatory bonds, which was partially offset by lower interest paid due to the repayment of the 2009 Term Facility during 2010. Interest expense recorded in the nine months ended September 30, 2010 includes $8 million related to accelerated amortization of fees on debt facilities cancelled.
     Employment severance costs
Employment severance costs increased to $14 million during the nine months ended September 30, 2010 from $9 million in the same period in 2009. Employment severance costs recorded for the nine months ended September 30, 2010 relates to retrenchments in the South Africa region reflecting rationalization of operations at Great Noligwa and Mponeng.
     Loss/profit on sale of assets, realization of loans, indirect taxes and other
In the nine months ended September 30, 2010, the Company recorded a loss of $33 million (before taxation of $4 million). The loss includes $26 million related to the mandatory convertible bonds underwriting and professional fees.
In the nine months ended September 30, 2009, the Company recorded a profit of $62 million (before taxation of $12 million). The profit mainly related to the disposal of the indirect 33 percent joint venture interest in Boddington Gold Mine in Australia to Newmont Mining Corporation partially offset by a loss on the impairment of the receivable from Pamodzi Gold, whose operations were liquidated during October 2009 and a loss on consignment stock.

     Non-hedge derivative loss and movement on bonds
A net loss on non-hedge derivatives and movement on bonds of $637 million was recorded in the nine months ended September 30, 2010, compared to a loss of $1,080 million in the same period of 2009. The net loss recorded in the nine months ended September 30, 2010 relates to the accelerated hedge book settlement, normal realized losses on non-hedge derivatives, the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities during the nine months ended September 30, 2010, and fair value movements on the mandatory convertible bonds, partially offset by the fair value gain of the conversion features of convertible bonds. Realized loss on accelerated settlement of non-hedge derivatives from hedge close-outs during the nine months ended September 30, 2010 amounted to $1,637 million. This loss mainly consists of accelerated cash settlement of existing non-hedge derivative positions of $1,550 million (2009: $217 million). Of the accelerated settlements of non-hedge derivatives from hedge close-outs during 2009, $580 million were previously designated as normal purchase and sale exempted (“NPSE”) contracts and was allowed to be accounted for off-balance sheet in prior periods. Non-hedge derivatives loss and movement on bonds recorded in the nine months ended September 30, 2010 and 2009 included:

	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Loss on realized non-hedge derivatives	1,914	478
(Gain)/loss on unrealized non-hedge derivatives	(1,289)	578
Fair value (gain)/loss on option component of convertible bonds	(40)	24
Fair value loss on mandatory convertible bonds	52	—

Net loss	637	1,080

     Taxation expense/benefit
A net taxation expense of $127 million was recorded in the nine months ended September 30, 2010 compared to a net benefit of $47 million in the same period in 2009. Deferred tax charges in the nine months ended September 30, 2010 amounted to $97 million compared to deferred tax benefits of $172 million in the same period in 2009. Charges for current tax in the nine months ended September 30, 2010 amounted to $30 million compared to $125 million in the same period in 2009. Refer to note H “Taxation” to the condensed consolidated financial statements for additional information.
     Equity income in affiliates
Equity income in affiliates decreased to $48 million in the nine months ended September 30, 2010 from $66 million in the nine months ended September 30, 2009, mainly due to a decrease in earnings from operations in Mali resulting from lower revenues (at Morila) and production (at Morila and Yatela).
     Noncontrolling interests net income
Net income attributable to noncontrolling interests increased from $26 million in the nine months ended September 30, 2009 to $36 million in the nine months ended September 30, 2010, mainly due to increased revenue at Serra Grande and Cerro Vanguardia in South America and Rand Refinery in South Africa.
     Net income
Net income of $118 million was recorded during the first nine months of 2010 compared to a net loss of $699 million during the first nine months of 2009, mainly due to increased revenue from product sales due to a higher spot gold price and the reclassification in 2009 of hedge contracts that were formerly classified as NPSE contracts. The net income attributable to AngloGold Ashanti (after allowing for non-controlling interests) amounted to $82 million for the nine months to September 30, 2010 compared to a net loss of $725 million for the same period in 2009.

Liquidity and capital resources
Net cash provided by operating activities was $541 million in the nine months ended September 30, 2010, an increase of $592 million when compared to net cash used of $51 million for the comparable period in 2009. This was mainly as a result of increased profitability in the nine months ended September 30, 2010 (relative to the same period in 2009), as a result of higher realized gold prices and 2009 cash flows being negatively impacted by the settlement of hedge contracts that were formerly classified as NPSE contracts.
Investing activities in the nine months ended September 30, 2010 resulted in a net cash outflow of $1,268 million compared to a net cash inflow of $45 million in the nine months ended September 30, 2009. Additions to property, plant and equipment, which included capital expenditure of $623 million compared to $737 million in the same period in 2009, were recorded in the first nine months of 2010. Investing activities for non-hedge derivatives maturing resulted in an outflow of $670 million in the nine months ended September 30, 2010 compared to an outflow of $102 million for the same period in 2009.
During the second and third quarter of 2010, AngloGold Ashanti completed the following key financing transactions, namely:
1.	The issue of two rated bonds maturing in 10 and 30 years aggregating $1.0 billion. The net proceeds of $982 million (net of underwriting and professional fees) were applied to repay and cancel amounts drawn under the $1.15 billion syndicated loan facility and the 2009 Term Facility;
2.	The entering of a four year unsecured Revolving Credit Facility with a group of banks for $1.0 billion which remained undrawn as at September 30, 2010;
3.	The entering of a ZAR1.5 billion ($222 million) short-term loan from Firstrand Bank Limited to part fund the hedge close outs and to preserve undrawn US dollar facilities; and
4.	The raising of aggregate net proceeds of $1.535 billion in equal parts of a dual tranche capital raising comprising equity and three-year mandatory convertible bonds in order to, together with cash and drawings from credit facilities, fund the elimination of the gold hedge book.
Net cash generated by financing activities in the nine months ended September 30, 2010 amounted to an inflow of $916 million, which is an increase of $495 million from an inflow of $421 million in the nine months ended September 30, 2009. Cash inflows from proceeds from loans in the nine months ended September 30, 2010 amounted to $2,040 million and included $994 million raised on the rated bonds issued during April 2010, $789 million raised on mandatory convertible bonds and $222 million from Firstrand Bank Limited raised during September 2010. Cash outflows from repayment of debt of $1,318 million during the nine months ended September 30, 2010 included capital repayments of $1,060 million on the $1.15 billion syndicated loan facility and $250 million on the 2009 Term Facility. Financing activities for non-hedge derivatives maturing resulted in an outflow of $453 million in the nine months ended September 30, 2010 compared to an inflow of $153 million for the same period in 2009. Debt issuance costs paid during the nine months ended September 30, 2010 included $22 million on the mandatory convertible bonds and $12 million on the rated bonds. The Company made dividend payments of $96 million (18 US cents per ordinary share) in the nine months ended September 30, 2010.
In November 2010, the Company entered into a, six-month, ZAR1.5 billion revolving credit facility, at a charge of Johannesburg Interbank Agreed Rate (JIBAR) plus 95 basis points. An amount of ZAR1.0 billion was drawn on this facility which, together with available cash was used to repay the Firstrand Bank Limited short-term loan drawn down in September 2010.
As a result of the items discussed above, at September 30, 2010 AngloGold Ashanti had $1,338 million of cash and cash equivalents compared with $1,100 million at December 31, 2009, a increase of $238 million. At September 30, 2010, the Company had a total of $1.0 billion available but undrawn under its credit facilities.
AngloGold Ashanti is currently involved in a number of capital projects. As at September 30, 2010, $233 million of AngloGold Ashanti’s future capital expenditure had been contracted for and another approximately $1,692 million had been authorized but not yet contracted for, as described in note O “Commitments and contingencies” to the condensed consolidated financial statements. AngloGold Ashanti intends to finance these capital expenditures from cash on hand, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt instruments.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

Critical accounting policies
The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company’s critical accounting policies, please see “Managements discussion and analysis of financial condition and results of operations — Critical accounting policies” in the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and as at December 31, 2009 and 2008 and footnotes thereto included in the Company’s Form 6-K dated August 11, 2010.
Recent accounting pronouncements — adopted and issued
For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company’s financial statements, see notes A “Basis of presentation” and B “Accounting developments” to the condensed consolidated financial statements.
Contractual obligations
In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, during the nine months ended September 30, 2010, the Company drew down $35 million under the $1.15 billion syndicated loan facility and raised $994 million on the rated bonds. The Company repaid the $1.15 billion syndicated loan facility ($1,060 million), the 2009 Term Facility ($250 million) and made normal scheduled loan repayments of $8 million.
For a further description and discussion of the Company’s outstanding debt as at September 30, 2010, see note E “Debt” to the condensed consolidated financial statements.
     As at September 30, 2010, the estimated fair value of all derivatives making up the hedge positions was a negative $1,121 million (at December 31, 2009: negative $2,366 million). The residual hedge book was closed out during the fourth quarter of 2010.

Recent developments
On July 21, 2010, AngloGold Ashanti announced the finalization of the sale of its Tau Lekoa mine. The terms of the sale of the Tau Lekoa mine together with the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg (“Tau Lekoa”) to Simmer & Jack Mines Limited (“Simmers”) was announced on February 17, 2009 by AngloGold Ashanti. The sale was concluded effective August 1, 2010, following the transfer of the mineral rights of Tau Lekoa to Buffelsfontein Gold Mines Limited, a wholly-owned subsidiary of Simmers, on July 20, 2010. The selling price of R600 million was payable in two tranches, R450 million was paid in cash on August 4, 2010 with the remaining R150 million, which was subject to certain offset adjustments, was settled on November 1, 2010 through the cash payment of R1,843,473 and the issue of 30,612,245 Simmers shares .
On August 12, 2010, AngloGold Ashanti announced that it has entered into an agreement with B2Gold Corp. to amend the Gramalote Joint Venture Agreement. Under the amended terms, AngloGold will retain its 51 percent interest in the Gramalote Joint Venture and will become manager of the Gramalote Project in Colombia. The Gramalote Project to date was managed by B2Gold, which will retain its 49 percent interest in the Gramalote Joint Venture.
On August 12, 2010, AngloGold Ashanti announced the appointment of Mr Rhidwaan Gasant to its board of directors, In addition to his duties as an independent, non-executive director, Mr Gasant will also be a member of the Audit and Corporate Governance Committee.
On September 15, 2010, AngloGold Ashanti announced the launch and pricing of a concurrent equity and a mandatory convertible offering which was followed by an announcement on September 16, 2010 advising of the exercise of an over-allotment option. The concurrent offering resulted in the issue of 18,140,000 ordinary shares or 5 percent of the ordinary issued share capital of the company at an issue price of R308.37 per share and an issue of $789,086,750 Mandatory Convertible Subordinated Bonds due September 15, 2013. On October 26, 2010, shareholders, by the requisite majority, approved a special resolution placing up to a maximum of 18,140,000 ordinary shares under the control of the directors, deliverable upon the conversion of the Mandatory Convertible Subordinated Bonds.
On October 7, 2010, AngloGold Ashanti announced the elimination of its gold hedge book.
AngloGold Ashanti Limited has realized net proceeds of C$70 million from the sale of its entire holding of 31,556,650 shares in Vancouver-based gold producer B2Gold. This stake, equivalent to about 10.17 percent of B2Gold’s outstanding shares, was sold on November 9, 2010 in an orderly fashion, after the markets closed.
On November 11, 2010, AngloGold Ashanti announced that the development of the Tropicana Gold Project in Western Australia had been approved by the boards of AngloGold Ashanti (70 percent interest) and Independence Group NL (30 percent interest). It is anticipated that the project will produce 3.45 million ounces of gold over a ten year mine life. In the first three years of operation, gold production is expected to be between 470,000 and 490,000 ounces per annum. Capital expenditure, including pre-production operating costs, is estimated at $676 to $725 million (Real) or $711 to $760 million (Nominal including escalation) over a period of three years.

Forward-looking statements
Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. In particular, the statements made under “Gold market” regarding the future performance of the gold and currency markets and “Liquidity and capital resources” regarding sources of financing are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and the outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti’s exploration and production projects; the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure, the outcome and consequences of any pending litigation proceedings and AngloGold Ashanti’s Project One performance targets. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti’s current expectations concerning future results and events. Statements that describe AngloGold Ashanti’s objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.
For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended December 31, 2009, which was filed with the SEC on April 19, 2010, as amended on May 18, 2010. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: December 17, 2010	By:	/s/ L Eatwell
		Name:	L Eatwell
		Title:	Company Secretary